SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.)

No. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ANNUAL AND EXTRAORDINARY MEETING

OF APRIL 26, 2023

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Annual and Extraordinary Meeting, in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), to be held on April 26, 2023, at 3:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

I.	At the Annual General Meeting:

1.               To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Statutory Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2022;

2.               Examination, discussion and voting on the Management Report and respective Management Accounts for the fiscal year ending December 31, 2022;

3.               Election of members of the Company’s Fiscal Council and respective alternates; and

4.               To resolve on the annual and total compensation of the Company’s managers and Fiscal Council members for the fiscal year ending December 31, 2023.

II.	At the Extraordinary General Meeting:

5.               Ratification, pursuant to article 23 of the Company’s Bylaws, of the appointment, by the Board of Directors, of one (1) alternate member to the position of effective member of the Company’s Board of Directors, in complementation of the term of office in progress, until the Company’s Annual General Meeting that will resolve on the financial statements for the fiscal year ending December 31, 2023; and

6.               Rerratification of the amount declared as additional dividends at the Company’s Annual and Extraordinary Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, relative to fiscal year 2021, based on its capital budget for fiscal year 2022.

Camaçari/BA, March 24, 2023.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation relating to the matters on the Agenda, the remote voting Bulletin (“Bulletin”), the other documents provided for in CVM Resolution 81 and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company’s Shareholders on this date, in the manner provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the company (www.braskem.com.br/ri), and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The Notice to Shareholders referred to in the main section of Article 133 of the Brazilian Corporations Law will be published in the “Correio da Bahia” newspaper, in accordance with Article 124 of the Brazilian Corporations Law, and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The other documents in article 133 of the Brazilian Corporations Law are available to Shareholders at the Company’s office located at Rua Lemos Monteiro, 120, 24º andar, Butantã, City of São Paulo, State of São Paulo, CEP 05501-050, under the care of Rosana Cristina Avolio, at the CVM (http://www.cvm.gov.br), the Company’s (www.braskem.com.br/ri) and B3’s (www.b3.com.br) websites, and will be published pursuant to article 133, paragraph 3, of the Brazilian Corporations Law.

3. As permitted by the Brazilian Corporations Law and by CVM Resolution 81, the Meeting shall be held exclusively through digital means, reason why the Shareholders’ participation may only occur:

(a)       via remote voting Bulletin, and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

4. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 24, 2023, with the following documents, be they Brazilian or foreign Shareholders:

(i)	proof issued by the financial institution that is the depositary for the book-entry shares of its ownership, proving the ownership of the shares up to eight (8) days prior to the date of the Meeting;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

5. Detailed information on the rules and procedures for participation and/or remote voting at the Meeting, including guidelines on access to the Digital Platform and on how to send the Bulletin, can be found in the Manual for Shareholder Participation in the Meeting, in the Company’s Management Proposal and in other documents available on the websites of CVM (www.braskem.com.br/ri), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.